Consolidated Edison, Inc.

Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2004	For the Twelve Months Ended December 31, 2003	For the Six Months Ended June 30, 2003
Earnings
Net Income for Common Stock	$241	$528	$220
Preferred Stock Dividend	6	11	6
Cumulative Effect of Changes in Accounting Principles	—	(3)	—
(Income) or Loss from Equity Investees	2	—	—
Minority Interest Loss	—	2	1
Income Tax	143	315	137

Pre-Tax Income from Continuing Operations	$392	$853	$364
Add: Fixed Charges*	250	491	239
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	5	6
Subtract: Preferred Stock Dividend Requirement	9	17	9

Earnings	$633	$1,322	$588

* Fixed Charges
Interest on Long-term Debt	$207	$388	$192
Amortization of Debt Discount, Premium and Expense	7	13	6
Interest Capitalized	—	5	6
Other Interest	16	45	16
Interest Component of Rentals	11	22	10
Preferred Stock Dividend Requirement	9	18	9

Fixed Charges	$250	$491	$239

Ratio of Earnings to Fixed Charges	2.5	2.7	2.5